Exhibit 2

Directors and Executive Officers of
Del-Ta Engineering as of April 29, 2013

The name, position, principal occupation, business address and citizenship of each director and executive officer is set forth below.

Name (Citizenship)	Position	Principal Occupation	Business Address

Roni Oren (Israel)*	Chairman of the Board of Directors	Chief Executive Officer of Rapac and director of companies in the Rapac group	4 Ha’alon Street Kfar Neter 40593, Israel
Alex Milner (Israel)	Director	Chief Executive Officer of O.R.T. Technologies Ltd. and director of companies in the O.R.T. group	4 Ha’alon Street Kfar Neter 40593, Israel
Haim Mazuz (Israel)	Chief Financial Officer and Director	Chief Financial Officer of Rapac and director of companies in the Rapac group	4 Ha’alon Street Kfar Neter 40593, Israel
* Mr. Tanhum Oren is the father of Mr. Roni Oren and Ms. Ruth Oren Homonai.